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                   May 30, 2023

       Xin (Adam) He
       Chief Executive Officer
       Professional Diversity Network, Inc.
       55 E. Monroe Street, Suite 2120
       Chicago, Illinois 60603

                                                        Re: Professional
Diversity Network, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 24, 2023
                                                            File No. 333-272156

       Dear Xin (Adam) He:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby,
       Legal Branch Chief, at (202) 551-3334 with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Technology
       cc:                                              Charles Wu